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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Intrado Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

46117A100

(CUSIP Number)

David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071
(213) 680-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Activist Value Fund II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 55-0908199

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 61,800 Common Shares *

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 61,800 Common Shares *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,800 Common Shares *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .35%*

14.	Type of Reporting Person (See Instructions): PN

* See Item 5 hereof.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Activist Value Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 35-2239069

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,157,675 Common Shares *

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,157,675 Common Shares *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,157,675 Common Shares *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.49%*

14.	Type of Reporting Person (See Instructions): PN

* See Item 5 hereof.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Activist Value Fund GP, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 37-1497874

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,219,475 Common Shares *

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,219,475 Common Shares *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,219,475 Common Shares *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.83%*

14.	Type of Reporting Person (See Instructions): OO

* See Item 5 hereof.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Partners Activist Value Fund, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 87-0733755

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,219,475 Common Shares

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 1,219,475 Common Shares

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,219,475 Common Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.83%*

14.	Type of Reporting Person (See Instructions): OO

* See Item 5 hereof.

INTRODUCTION
This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 26, 2005, and as amended on June 24, 2005, September 1, 2005, October 3, 2005 and November 1, 2005 by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Intrado Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein this Amendment No. 6 does not modify any of the information previously reported on the Amended Schedule 13D.
1. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 3. Source and Amount of Funds or Other Consideration.
The total amount of funds used by SAVF II to purchase the 21,800 Common Shares reported herein was $414,161 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.
2. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 4. Purpose of the Transaction.
On November 1, 2005, SAVF II acquired 20,000 Common Shares in the open market at a price of $18.92 per share (excluding brokerage commissions), and on November 2, 2005, SAVF II acquired 1,800 Common Shares in the open market at a price of $19.90 per share (excluding brokerage commissions).
Based on conversations on November 12 and 14, 2005, representatives of the Reporting Persons and Spencer Capital Management, LLC (“Spencer Capital”) determined to work together to encourage or compel the Company to pursue the proposals in the letter dated August 31, 2005 from Michael J. McConnell on behalf of the Reporting Persons to Mr. Stephen O. James, the Company’s lead director. A copy of the Reporting Persons’ August 31, 2005 letter was filed on September 1, 2005 as Exhibit 6 to Amendment No. 3 of the Amended Schedule 13D and is incorporated herein by reference.
In addition, the Reporting Persons and the Spencer Capital Members (as defined below) intend to jointly propose up to three nominees to stand for election at the Company’s 2006 Annual Meeting of Stockholders.
3. ITEMS 5(A) AND (B) OF THE SCHEDULE 13D ARE HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 5. Interests in Securities of the Issuer.
(a), (b) On November 1, 2005, SAVF II acquired 20,000 Common Shares in the open market at a price of $18.92 per share (excluding brokerage commissions), and on November 2, 2005, SAVF II acquired 1,800 Common Shares in the open market at a price of $19.90 per share (excluding brokerage commissions). Together, SAVF and SAVF II collectively own 1,219,475 Common Shares, which represents approximately 6.83% of the issued and outstanding Common Shares. As a result of their determination to work together as described in Item 4, the Reporting Persons may be deemed a member of a group with the Spencer Capital Members and may be deemed to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the shares beneficially owned for such purposes by the Spencer Capital Members. Accordingly, on this basis, the Reporting Persons might be deemed to beneficially own, in the aggregate, together with the Spencer Capital Members, 2,401,959 shares, or 13.5%, of the outstanding Common Shares (which includes 1,182,484 Common Shares beneficially owned by the Spencer Capital Members). Each of the Reporting Persons and the controlling persons of Shamrock Partners identified in Item 2 disclaim beneficial ownership of the Common Shares held by the Spencer Capital Members and any pecuniary interest therein. The Reporting Persons have been advised by Spencer Capital that the Spencer Capital Members plan to comply with

United States federal securities law disclosure requirements in a separate filing with the United States Securities and Exchange Commission (the “SEC”). The “Spencer Capital Members” are Dr. Kenneth H. Shubin Stein, Spencer Capital Management, LLC, Spencer Capital Partners, LLC, Spencer Capital Opportunity Fund, LP, Spencer Capital Offshore Opportunity Fund Ltd., Spencer Capital Offshore Partners, LLC and Columbia Avenue Capital LLC.
The percentages set forth above were calculated on the basis that 17,846,909 Common Shares were outstanding as of October 31, 2005, as represented by the Company on its Form 10-Q filed with the SEC on November 2, 2005.
4. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 7. Material to be Filed as Exhibits.

Document

Exhibit 11 -
Joint Filing Agreement, dated October 31, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: November 15, 2005

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

Exhibit Index

Document

Exhibit 11 -
Joint Filing Agreement, dated October 31, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.